[redacted]

09057927

SEC Mail Processing Section

FEB 26 2009

Washington, DC 110

BB 3/9

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Tabak Roberts Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Joel Miller (212) 867-5546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/12

OATH OR AFFIRMATION

I, Joel Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Tabak Roberts Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member of the Managing Member

Title

[illegible]
Notary Public, State of New York
No. 31-4845964
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-31-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

MILLER TABAK ROBERTS SECURITIES, LLC

December 31, 2008

CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Members of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Tabak Roberts Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 20, 2009

Miller Tabak Roberts Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 5,937,305
Due from brokers and dealers	18,506,083
Securities owned, at market value	2,528,572
Fixed assets, net of accumulated depreciation and amortization of $467,444	293,908
Other assets	460,550
Total assets	$27,726,418

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 2,402,714
Claims payable, held at clearing broker	3,665,351
Accrued compensation and other liabilities	6,388,222
	12,456,287
Members' equity	15,270,131
Total liabilities and members' equity	$27,726,418

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2008

Revenues	
Net realized and unrealized gains on trading activities	$53,125,478
Commissions	3,455,512
Dividends, interest and other	317,101
	56,898,091
Expenses	
Employee compensation and benefits	37,477,466
Communications and technology	2,593,891
Clearance and floor brokerage fees	926,370
Occupancy	830,526
Professional and consulting fees	545,158
Shared administrative and clerical personnel	748,656
Business development	455,274
Taxation expense	678,000
Other	639,898
	44,895,239
NET INCOME	$12,002,852

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2008

Balance at December 31, 2007	$ 9,854,867
Net income	12,002,852
Distributions to members	(6,587,588)
Balance at December 31, 2008	$15,270,131

The accompanying notes are an integral part of this statement.

Miller Tabak Roberts Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash flows from operating activities	
Net income	$12,002,852
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization of fixed assets	155,119
Stock-based compensation	33,360
Decrease (increase) in assets	
Due from brokers and dealers	(4,655,185)
Securities owned, at market value	612,281
Other assets	99,177
Increase (decrease) in liabilities	
Securities sold, not yet purchased, at market value	(745,389)
Claims payable, held at clearing broker	3,665,351
Accrued compensation and other liabilities	441,113
Net cash provided by operating activities	11,608,679
Cash flows from investing activities	
Purchases of fixed assets	(144,078)
Net cash used in investing activities	(144,078)
Cash flows from financing activities	
Distributions to members	(6,587,588)
Net cash used in financing activities	(6,587,588)
Net increase in cash and cash equivalents	4,877,013
Cash and cash equivalents at beginning of year	1,060,292
Cash and cash equivalents at end of year	$ 5,937,305
Supplemental disclosures of cash flow information:	
Cash paid during the year for	
Taxes	$ 306,017

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A - ORGANIZATION

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). MTR Capital Corp., a New York corporation, is the parent, which owns 76.2% of the Company and acts as the managing member. Profits, losses and distributions are allocated among the members on a pro rata basis based on ownership interests. MTR is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible and emerging market debt) as well as trading in preferred stock and distressed and bankrupt securities.

The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp. and commencing in 2009 will also utilize Pershing LLC (the "Clearing Brokers").

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value with the unrealized profit or loss reflected in net realized and unrealized gains on trading activities in the statement of operations. Market value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities. Interest income is recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

The fair values of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the statement of financial condition.

The Company considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in banks and investments in overnight money market funds.

NOTE B (continued)

Office furniture, equipment and other fixed assets are depreciated on a straight-line basis over their estimated useful lives, from three to five years. Leasehold improvements are amortized over the lesser of their useful life or the term of the related lease.

Fair Value Measurements

The Company adopted SFAS No. 157, "Fair Value Measurements," as of January 1, 2008, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. As required by SFAS No. 157, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. These include MTR's unique independent credit research capabilities, long standing and broad relationships with leading institutional fund managers, banks, and wholesale market brokers.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. (See Note E.)

NOTE C - DUE FROM BROKERS AND DEALERS

Due from brokers and dealers primarily includes realized profits, proceeds from securities sold short, net receivables and payables for unsettled transactions and claims and deposits with the Clearing Brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2008, the Company had no margin debt.

NOTE D - NET CAPITAL

MTR is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness ($10,043,653 as of December 31, 2008) or $100,000. At December 31, 2008, MTR had net capital of $14,003,366, which was $13,333,795 in excess of the amount required.

Proprietary accounts held at the Clearing Brokers ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the Clearing Brokers perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Uniform Net Capital Rule. On January 6, 2009, MTR distributed $7,119,917 in equity earnings after due notifications were submitted.

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table summarizes the valuation of the Company's securities positions by the SFAS No. 157 fair value hierarchy levels, as mentioned in Note B above, as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Corporate bonds	$527,879	$1,646,831	$ -	$2,174,710
Equity securities	309,159	44,703	-	353,862
	$837,038	$1,691,534	$ -	$2,528,572
Liabilities				
Securities sold, not yet purchased				
Corporate bonds	$527,879	$1,595,957	$ -	$2,123,836
Equity securities	278,878	-	-	278,878
	$806,757	$1,595,957	$ -	$2,402,714

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

From time to time, MTR may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

MTR continuously monitors its transactions with off-balance-sheet risk.

At December 31, 2008, substantially all of the Company's cash and cash equivalents, due from brokers and dealers and securities owned are held at the Clearing Brokers and therefore are subject to the credit risk of the Clearing Brokers. The Clearing Brokers are members of SIPC and customers (as defined in the Securities Investor Protection Act) are afforded benefits if the SIPC member fails financially.

The Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In this regard, MTR has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Brokers for the customer accounts at December 31, 2008.

NOTE G - CONTINGENCIES

From time to time in the normal course of business, the Company may be a party to various litigation matters. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE H - COMMITMENTS

The Company is committed to pay rent for office spaces under noncancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments under operating lease agreements are as follows:

2009	$ 681,522
2010	681,522
2011	456,772
2012	51,652
2013	9,115
Thereafter	-
	$1,880,583

Rent expenses for the year ended December 31, 2008, were $655,010.

NOTE I - RELATED PARTY TRANSACTIONS

Effective January 1, 2006, Miller Tabak & Co. ("MT") (a minority investor in MTR) and MTR entered into a cost sharing arrangement whereby MTR and MT agreed to share the cost of certain administrative services and employees. Under this arrangement, the Company compensates MT for the costs associated with certain shared employees and services. These employees are primarily responsible for providing technology, telecommunications, reception and messenger services.

For the year ended December 31, 2008, the Company incurred shared expenses of $748,656.

NOTE J - INCOME TAXES

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax, Texas Corporation Franchise Tax and New York City Commercial Rent Tax.

SUPPLEMENTARY INFORMATION

Miller Tabak Roberts Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Total members' equity		$15,270,131
Nonallowable assets		
Nonmarketable securities	320,185	
Other	729,833	
Total nonallowable assets		1,050,018
Net capital before haircuts on securities positions		14,220,113
Haircuts on securities positions		
Debt securities	124,049	
Other securities	78,839	
Balances denominated in foreign currencies	13,859	
Total haircuts on securities positions		216,747
Net capital		14,003,366
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $10,043,578 or $100,000)		669,571
Excess net capital		$13,333,795
Ratio of aggregate indebtedness to net capital		.72 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA Focus Report as of December 31, 2008.

Miller Tabak Roberts Securities, LLC

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER SEC RULE 15c3-3

December 31, 2008

The Company is exempt from SEC rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the rule.

SUPPLEMENTARY REPORT

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Miller Tabak Roberts Securities, LLC

In planning and performing our audit of the financial statements of Miller Tabak Roberts Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 20, 2009